SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------

                                   SCHEDULE TO-C
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                     Maxus Real Property Investors-Four, L.P.
                       (Name of Subject Company (Issuer))

                Maxus Real Property Investors-Four, L.P. (Issuer)
                (Names of Filing Persons (Identifying status as
                       offeror, issuer or other person))

                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)
                          -----------------------------

                    Maxus Real Property Investors-Four, L.P.
                           Attn: Christine A. Robinson
                                 104 Armour Road
                        North Kansas City, Missouri 64116
                                 (816) 303-4500
            (Name, address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 filing persons)

                                    Copy to:

                             Scott M. Herpich, Esq.
                               Lathrop & Gage L.C.
                        2345 Grand Boulevard, Suite 2400
                        Kansas City, Missouri 64108-2684
                                 (816) 460-5806

Calculation of Filing Fee
 ------------------------------------------------------------------------------
|   Transaction Valuation:                  |   Amount of Filing Fee:          |
|         Not Applicable                    |        Not Applicable            |
|                                           |                                  |
|                                           |                                  |
 ------------------------------------------------------------------------------

(a) Calculated as the aggregate maximum purchase price for limited partnership units.
(b)  Calculated as 1/50th of 1% of the Transaction Value.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.

         Amount Previously Paid:     None
         Form or Registration No.:   Not Applicable
         Filing Party:               Not Applicable
         Date Filed:                 Not Applicable

[X] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to rule 14d-1.

[ ]  issuer tender offer subject to rule 13e-4.

[ ]  going private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

MAXUS REAL PROPERTY INVESTORS-FOUR, L.P.
________________________________________________________________________________

P.O. Box 34729 * North Kansas City, MO 64116 * (816)303-4500 * Fax (816)221-1829


TO:        Limited Partners of Maxus Real Property Investors-Four, L.P.

DATE:      June 15, 2001

RE:        Letter From O. Bruce Mills
________________________________________________________________________________


As the general partner of Maxus Real Property Investors-Four, L.P., we feel obligated to respond to the inaccurate and misleading statements in the letter you recently received from O. Bruce Mills. Please note the following:

     1)   Partnership  Funds  Which  Should  Have Been  Distributed.
          ---------------------------------------------------------
          The General Partner believed the best use of partnership funds, as allowed under the partnership agreement, was to offer liquidity to those limited partners who desired to sell.

     2)   Thereby  Increasing  the General  Partners  Control.
          ---------------------------------------------------
          This statement is false. The General Partners interest is the same before and after the tender. The only increase in control was to each remaining limited partner. After the repurchase, each Limited Partner's ownership interest increased approximately 11%.

     3)   $300 Tender Price is Inadequate.
          -------------------------------
          As disclosed in the Partnership tender offer materials, the General Partner believed the liquidation value was $530. No telephone solicitation or other pressure tactics were employed. Simply put, the Partnership had available funds to purchase units from those limited partners who desired to sell for $300. Those who wanted liquidity could tender; otherwise, no response was required. Now, after the repurchase of the tendered units, the estimated liquidation value per unit is $567, using the same value assumptions and after paying for the tendered units.

     4)   I (Bruce Mills) offered to buy any and all units for $400.
          ---------------------------------------------------------
          This statement is false. Mr. Mills only agreed to buy units if he could buy over 50% of the outstanding units. Obviously, by owning over 50% of the units, Mills would have total control over your Partnership and your interest. This "control premium" is reflected in his offer. Acquiring over 50% of the units at $400 per unit is a highly unlikely, if not impossible, occurrence.

June 15, 2001                                                           Page Two


          We also informed Mr. Mills that neither the Partnership nor the general partner could sell any units to Mr. Mills, as he requested in his letter to us due to the partnership agreement.

          If Mr. Mills wanted to buy over 50% of the units he needed to follow the SEC rules and file a tender offer. At the time we were contacted, Mr. Mills had not done this.

     5)   "I assure  you that I have the  financial  wherewithal  to effect  the
          ----------------------------------------------------------------------
          transfers".
          ----------
          We have never heard of Mr. Mills and have no written assurance whatsoever of his abilities. Do you want this unknown in control of your interest? What are his intentions? What is his expertise? What is his past performance? Who is his management company? Many unanswered questions.


We hope this clears up some of the confusion. We look forward to reviewing Mr. Mills tender offer and will report to each limited partner our position when, and if, Mr. Mills makes a formal tender offer.